UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed, on May 18, 2026, Elong Power Holding Limited (the “Company”) completed an offering (the “May Offering”) of 1,631,250 units, each consisting of one Class A ordinary share, par value of US$0.0128 per share (each a “Class A Ordinary Share”), and with one warrant (each a “May Common Warrant”), each to purchase up to one Class A Ordinary Share, at an offering price of US$1.30 per unit; and 2,984,250 pre-funded units, with each pre-funded unit consisting of (i) one pre-funded warrant to purchase one Class A Ordinary Share and (ii) one May Common Warrant, at an offering price of US$1.299 per pre-funded unit. A description of the May Offering has been included in a Report on Form 6-K filed with the Securities Exchange Commission (the “SEC”) on May 19, 2026. As of the date of this report, there are 4,115,500 May Common Warrants outstanding.

The May 2026 Common Warrants have an initial exercise price of US$1.30 per share and contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the May 2026 Common Warrants are outstanding, the Company sell, enters into an agreement to sell, or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A ordinary shares or securities convertible or exercisable into Class A ordinary shares, excerpt for certain exempt issuances (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the May 2026 Common Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Common Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth trading day immediately following the consummation of such Dilutive Issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”), effective as of the close of trading on the last trading day of the New Issuance Adjustment Period. Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the May 2026 Common Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.

On July 13, 2026, the Company completed another offering (the “July Offering”) of 7,975,000 units, each consisting of one Class A Ordinary Share and with one warrant, each to purchase up to one Class A Ordinary Share, at an offering price of US$0.40 per unit; and 8,525,000 pre-funded units, with each pre-funded unit consisting of (i) one pre-funded warrant to purchase one Class A Ordinary Share and (ii) one warrant, each to purchase up to one Class A Ordinary Share, at an offering price of US$0.399 per pre-funded unit. A description of the July Offering has been included in a Report on Form 6-K filed with the SEC on July 13, 2026.

The July Offering constitutes a Subsequent Equity Sale under the May Common Warrants. As a result, the exercise price of each May Common Warrant was adjusted to US$0.2333 per share, which is the lowest VWAP during the New Issuance Adjustment Period.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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